Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of Getty Images Holdings, Inc., omitting subsidiaries that, considered in the aggregate, would not constitute a significant subsidiary as of December 31, 2022.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Getty Images (Seattle), Inc.	Washington (United States)

Getty Images (US) Inc.	New York (United States)

Getty Images International Unlimited Company	Ireland

Getty Images Ireland Holdings Limited	Ireland

Getty Images Luxembourg S.à.r.l.	Luxembourg

Getty Images, Inc.	Delaware (United States)

iStockphoto ULC	Alberta (Canada)

Getty Images (UK) Limited	England & Wales